Exhibit 10.6

FORM OF TAX PROTECTION AGREEMENT

THIS TAX PROTECTION AGREEMENT (this “Agreement”) is made and entered into as of             , 2010 by and among DLC Realty Trust Inc., a Maryland corporation (the “REIT”), DLC Realty, L.P., a Delaware limited partnership (the “Partnership”), and each of the persons set forth on Schedule 2.1 hereof (each a “Protected Partner,” and collectively the “Protected Partners”).

WHEREAS, pursuant to certain transaction agreements, dated as of             , 2010 (the “Transaction Agreements”), various entities that were owned by the Protected Partners and that directly or indirectly own or lease real property (the “Existing Entities”), as identified in such Transaction Agreements, subject to specified liabilities merged with the Partnership or a Subsidiary of the Partnership, with the Protected Partners receiving common units (“OP Units”) of limited partnership interest in the Partnership (the “Transaction”).

WHEREAS, it is intended for federal income tax purposes that the Transaction be treated as a transfer of the equity interests in the Existing Entities to the Partnership in exchange for OP Units under Section 721 of the Code (as defined below) including, where applicable, pursuant to the “assets over” form of transaction set forth in Treasury Regulation Section 1.708-1(c)(3);

WHEREAS, in accordance with Section              of the Transaction Agreements and in consideration for the agreement of the Protected Partners to consummate the Transaction, the parties desire to enter into this Agreement regarding certain tax matters associated with the Transaction; and

WHEREAS, the REIT and the Partnership desire to evidence their agreement regarding amounts that may be payable as a result of certain actions being taken by the Partnership regarding certain debt obligations of the Partnership, its partners and its subsidiaries.

NOW, THEREFORE, in consideration of the premises and the mutual representations, warranties, covenants and agreements contained herein and in the Transaction Agreements, the parties hereto hereby agree as follows:

ARTICLE I

DEFINITIONS

To the extent not otherwise defined herein, capitalized terms used in this Agreement have the meanings ascribed to them in the Transaction Agreements (as defined above).

“Agreement” has the meaning set forth in the recitals.

“Closing Date” means the date hereof.

“Code” means the Internal Revenue Code of 1986, as amended.

“Consent” means the prior written consent to do the act or thing for which the consent is required or solicited, which consent may be executed by a duly authorized officer or agent of the party granting such consent.

“Deficit Restoration Obligation” or “DRO” means a written obligation by a Protected Partner to become a “DRO Partner” as defined in the Partnership Agreement.

“DRO Amounts” has the meaning set forth in Section 3.7.

“Existing Entities” has the meaning set forth in the recitals.

“Guaranteed Amount” means the aggregate amount of each Guaranteed Debt that is guaranteed at any time by Partner Guarantors.

“Guaranteed Debt” means any loan existing, incurred (or assumed) by the Partnership or any of its Subsidiaries that is guaranteed in whole or in part by Partner Guarantors at any time on or after the Closing Date pursuant to Article 3 hereof.

“Indirect Owner” means, in the case of a Protected Partner that is an entity classified as a partnership, S corporation or disregarded entity for federal income tax purposes, any person owning an equity interest in such Protected Partner, and, in the case of any Indirect Owner that itself is an entity classified as a partnership, S corporation or disregarded entity for federal income tax purposes, any person owning an equity interest in such entity.

“Minimum Liability Amount” means, for each Protected Partner, the amount set forth on Schedule 3.1 hereto next to such Protected Partner’s name, as amended from time to time.

“Nonrecourse Liability” has the meaning set forth in Treasury Regulation Section 1.752-1(a)(2).

“OP Units” means units of limited partnership interest of the Partnership owned by the Protected Partners, as described in the Partnership Agreement, and any other partnership interest into which such OP Units may be converted.

“Partner Guarantors” means those Protected Partners who have guaranteed any portion of the Guaranteed Debt. The Partner Guarantors and each Partner Guarantor’s dollar amount share of the Guaranteed Amount with respect to the Guaranteed Debt, of the Closing Date will be set forth on Schedule 3.2 hereto as amended from time to time.

“Partnership” means DLC Realty, L.P., a Delaware limited partnership.

“Partnership Agreement” means the Amended and Restated Agreement of Limited Partnership of DLC Realty, L.P., dated as of              as amended through the Closing Date, and as the same may be further amended in accordance with the terms thereof.

“Proceeding” has the meaning set forth in Section 7.1.

“Protected Partner” means (i) any person set forth on Schedule 2.1 hereto as a “Protected Partner” and (ii) any person who acquires OP Units from a Protected Partner (or Indirect Owner) in a transaction in which gain or loss is not recognized in whole or in part and in which such transferee’s adjusted basis, as determined for federal income tax purposes, is determined in whole or in part by reference to the adjusted basis of a Protected Partner (or Indirect Owner) in such OP Units.

“Protected Property” means each of the properties acquired by the Partnership pursuant to the Transaction Agreements.

“Qualified Guarantee” has the meaning set forth in Section 3.2.

“Qualified Guarantee Indebtedness” has the meaning set forth in Section 3.2.

“REIT” means DLC Realty Trust Inc., a Maryland corporation.

“Subsidiary” means a “pass-through” entity wholly-owned by the Partnership and which entity owns collateral for a Guaranteed Debt, or that thereafter is a successor entity through which the Partnership holds a direct or indirect interest in collateral for a Guaranteed Debt.

“Successor Partnership” has the meaning set forth in Section 2.1.

“Tax Claim” has the meaning set forth in Section 7.1.

“Tax Protection Period” means with respect to the obligations of the Partnership set forth in Article 3 hereof the period commencing on the Closing Date and ending at the earlier of (A) the date on which a Protected Partner no longer owns (directly or indirectly) 50% of the OP Units it received in the Transaction or (B) 12:01 AM on the day after the twenty (20) year anniversary of the Closing Date.

“Transaction” has the meaning set forth in the recitals.

ARTICLE II

MERGERS OR CONSOLIDATIONS

2.1. Mergers. In the event of a merger or consolidation of the Partnership (or any Subsidiary) with or into another entity that qualifies for taxation as a partnership for federal income tax purposes (a “Successor Partnership”), the Successor Partnership shall have agreed in writing for the benefit of the Protected Partners (and the Indirect Owners thereof) that all of the restrictions contained in this Agreement shall continue to apply.

ARTICLE III

ALLOCATION OF LIABILITIES; GUARANTEE OPPORTUNITY

AND DEFICIT RESTORATION OBLIGATIONS

3.1. Minimum Liability Allocation. During the Tax Protection Period, the Partnership will offer to each Protected Partner at the Protected Partner’s option the opportunity (i) to enter into a “bottom dollar guarantee” (whether individually or as part of a group of partners) of indebtedness of the Partnership or a Subsidiary of the Partnership or (ii) in the event the Partnership has sufficient recourse debt outstanding and the Protected Partner agrees in lieu of entering into a bottom dollar guarantee pursuant to clause (i) above, to enter into a Deficit Restoration Obligation, in such amount or amounts so as to cause the amount of Partnership liabilities allocated to such Protected Partner for purposes of Section 752 of the Code to be not less than such Protected Partner’s Minimum Liability Amount and to cause the amount of Partnership liabilities with respect to which such Protected Partner will be considered to be “at risk” for purposes of Section 465 of the Code to be not less than such Protected Partner’s Minimum Liability Amount. In order to minimize the need for Protected Partners to enter into guarantees or DROs, the Partnership will use the optional method under Treasury Regulation Section 1.752-3(a)(3) to allocate Nonrecourse Liabilities considered secured by any property acquired by the Partnership pursuant to the Transaction to and for the benefit of the Protected Partners to the extent that the “built-in gain” allocable to the Protected Partner under Section 704(c) of the Code with respect to those properties exceeds the amount of the Nonrecourse Liabilities considered secured by such property allocated to the Protected Partners under Treasury Regulation Section 1.752-3(a)(2). A bottom dollar guarantee or a DRO shall be presumed to cause a Protected Partner to be allocated an amount of liabilities equal to such Protected Partner’s Guaranteed Amounts of Guaranteed Debt or such Protected Partner’s DRO amount, as applicable, for purposes of Sections 465 and 752 of the Code.

3.2. Qualified Guarantee Indebtedness and Qualified Guarantee; Treatment of Qualified Guarantee Indebtedness as Guaranteed Debt. In order for an offer by the Partnership of an opportunity to guarantee indebtedness to satisfy the requirements of this Article 3, (1) the indebtedness to be guaranteed must also satisfy conditions (i) through (vi) set forth in this Section 3.2 (indebtedness satisfying all such conditions is referred to as “Qualified Guarantee Indebtedness”); (2) the guarantee by the Partner Guarantors must be pursuant to a Guarantee Agreement substantially in the form attached hereto as Schedule 3.8 that satisfies the conditions set forth in Sections 3.2(i) and (iii) below (a “Qualified Guarantee”); (3) the amount of debt offered to be guaranteed by the Partner Guarantor, if pursuant to Section 3.4, must not exceed the portion of the Guaranteed Amount for which a replacement guarantee is being offered; and (4) the debt to be guaranteed must be considered indebtedness of the Partnership for purposes of determining the adjusted tax basis of the interests of partners in the Partnership in their OP Units. If, and to the extent that, a Partner Guarantor elects to guarantee Qualified Guarantee Indebtedness pursuant to an offer made in accordance with this Article 3, such indebtedness thereafter shall be considered a Guaranteed Debt and subject to all of this Article 3.

The conditions that must be satisfied at all times with respect to any Guaranteed Debt offered pursuant to this Article 3 hereof and the guarantees with respect thereto are as follows:

(i) each such guarantee shall be a “bottom dollar guarantee” in that the lender for the Guaranteed Debt is required to pursue all other collateral and security for the Guaranteed Debt (other than any bottom dollar guarantees permitted pursuant to this clause (i) and/or Section 3.3 below) prior to seeking to collect on such a guarantee, and the lender shall have recourse against the guarantee only if, and solely to the extent that, the total amount recovered by the lender with respect to the Guaranteed Debt after the lender has exhausted its remedies as set forth above is less than the aggregate of the Guaranteed Amounts with respect to such Guaranteed Debt (plus the aggregate amounts of any other guarantees (x) that are in effect with respect to such Guaranteed Debt at the time the guarantees pursuant to this Article 3 are entered into, or (y) that are entered into after the date the guarantees pursuant to this Article 3 are entered into with respect to such Guaranteed Debt and that comply with Section 3.5 below, but only to the extent that, in either case, such guarantees are bottom dollar guarantees with respect to the Guaranteed Debt), and the maximum aggregate liability of each Partner Guarantor for all Guaranteed Debt shall be limited to the amount actually guaranteed by such Partner Guarantor;

(ii) the fair market value of the property collateral (not including any guarantees) against which the lender has recourse pursuant to the Guaranteed Debt, determined as of the time the guarantee is entered into (an independent appraisal relied upon by the lender in making the loan will be the conclusive evidence of such fair market value when the guarantee is being entered into in connection with the closing of such loan), shall not be less than 150% of the sum of (x) Guaranteed Debt, plus (y) the aggregate amounts of any other guarantees that are in effect with respect to such Guaranteed Debt at the time the guarantees pursuant to this Article 3 are entered into with respect to such Guaranteed Debt and that comply with Section 3.2(v) below, but only to the extent that such guarantees are bottom dollar guarantees with respect to the Guaranteed Debt);

(iii) (A) the executed guarantee must be executed by and delivered to the lender, (B) the execution of the guarantee by the Partner Guarantors must be acknowledged by the lender, and (C) the guarantee must be enforceable under the laws of the state governing the loan and in which the property securing the loan is located;

(iv) as to each Partner Guarantor that is executing a guarantee pursuant to this Agreement, there must be no other person that would be considered to “bear the economic risk of loss,” within the meaning of Treasury Regulation Section 1.752-2, or would be considered to be “at risk” for purposes of Section 465(b) with respect to that portion of such debt for which such Partner Guarantor is being made liable for purposes of satisfying the Partnership’s obligations to such Partner Guarantor under this Article 3;

(v) the aggregate Guaranteed Amounts with respect to the Guaranteed Debt will not exceed 35% of the amount of the Guaranteed Debt outstanding at the time the guarantee is executed. Except for guarantees already in place at the time a guarantee opportunity is presented to the Protected Partners, at no time can there be guarantees with respect to the Guaranteed Debt that are provided by other persons that are “pari passu” with or at a lower level of risk than the guarantees provided by the Protected Partners. If there are guarantees already in place at the time a guarantee opportunity is presented to the Protected Partners that are “pari passu” with or at a lower level of risk than the guarantees provided by the Protected Partners, then the amount of Guaranteed Debt subject to such existing guarantees shall be added to the Guaranteed Amount for purposes of calculating the 35% limitation set forth in this Section 3.2(v); and

(vi) the obligor with respect to the Guaranteed Debt is the Partnership or a non-corporate entity in which the Partnership owns, directly and indirectly, 100% of the economic interests and which is and will continue to be under the legal control of the Partnership.

The Partnership shall be deemed to satisfy the requirements of Sections 3.2(i), (ii) and (v) if, in lieu of offering a bottom dollar guarantee of indebtedness secured by specific properties, it offers a bottom dollar guarantee (or an indemnity of an existing guarantor) of a general unsecured obligation of the Partnership which is recourse, without limitation, to all of the assets of the Partnership and is made by a third party institutional lender with financial covenants that are standard for such a loan. Such a guarantee may be “pari passu” with or at a higher level of risk than another bottom dollar guarantee of such indebtedness provided that the aggregate amount of such other guarantee is less than $10 million.

3.3. Covenant With Respect to Guaranteed Debt Collateral. The Partnership covenants with the Partner Guarantors:

(i) in the event that a Protected Property is sold, exchanged, transferred or otherwise disposed of that is secured, directly or indirectly, by indebtedness that is guaranteed by a Partner Guarantor (or for which a Protected Partner otherwise has personal liability) and the transferee is not a Subsidiary of the Partnership that is and will continue to be under the legal control of the Partnership, (a) either (I) such indebtedness shall be repaid in full or (II) the Partnership shall obtain from the lenders with respect to such indebtedness a full and complete release of liability for each of the Protected Partners that has guaranteed, or otherwise has liability for, such indebtedness and (b) if such indebtedness is a Guaranteed Debt and the Tax Protection Period shall not have expired, the Partnership shall comply with its covenants set forth in Section 3.3(ii) below with respect to such Guaranteed Debt and the Partner Guarantors that are considered to have liability for such Guaranteed Debt (determined under Section 3.4 treating such events as a repayment of the Guaranteed Debt); and

(ii) with respect to the Guaranteed Debt, (a) the Partnership will comply with the requirements set forth in Section 3.3(i) above upon any disposition of any collateral for a Guaranteed Debt, whether during or following the Tax Protection Period, and (b) will not at any time, whether during or following the Tax Protection Period, pledge collateral for a Guaranteed Debt to secure any other indebtedness (unless such other indebtedness is, by its terms, subordinate in all respects to the Guaranteed Debt for which such collateral is security) or otherwise voluntarily dispose of or reduce the amount of such collateral unless either (1) after giving effect thereto the conditions in Section 3.2 would continue to be satisfied with respect to the Guaranteed Debt and the Guaranteed Debt otherwise would continue to be Qualified Guarantee Indebtedness, or (2) the Partnership (A) obtains from the lender with respect to the original Guaranteed Debt a full and complete release of any Partner Guarantor unless the Partner Guarantor expressly requests that it not be released, and (B) if the Tax Protection Period has not expired, offers to each Partner Guarantor with respect to such original Guaranteed Debt, not less than 30 days prior to such pledge or disposition, the opportunity to enter into a Qualified Guarantee of other Partnership indebtedness that constitutes Qualified Guarantee Indebtedness (with such replacement indebtedness thereafter being considered a Guaranteed Debt and subject to this Article 3) in an amount equal to the amount of such original Guaranteed Debt that was guaranteed by such Partner Guarantor.

3.4. Repayment or Refinancing of Guaranteed Debt. The Partnership shall not, at any time during the Tax Protection Period applicable to a Partner Guarantor, repay or refinance all or any portion of any Guaranteed Debt or otherwise take any action that would result in a decrease in the amount of Partnership liabilities allocated to a Partner Guarantor, unless (i) after taking into account such repayment or other action, each Partner Guarantor would be entitled, pursuant to Section 752 of the Code and the Treasury Regulations thereunder, to include in its adjusted tax basis for its OP Units an amount of Partnership liabilities at least equal to its Minimum Liability Amount or (ii) alternatively, the Partnership, not less than 30 days prior to such repayment, refinancing or other action, offers to the applicable Partner Guarantors at their election the opportunity either (A) to enter into a qualified guarantee with respect to other indebtedness of the Partnership or a Subsidiary of the Partnership or (B) in the event the Partnership has sufficient recourse debt outstanding and the Protected Partner agrees in lieu of entering into a qualified guarantee pursuant to clause (A) above, to enter into a DRO, in either case, in an amount sufficient so that, taking into account such guarantees of such other indebtedness or DROs each such Partner Guarantor would be entitled, pursuant to Section 752 of the Code and the Treasury Regulations thereunder, to include in its adjusted tax basis for its OP Units an amount of Partnership liabilities equal to the Minimum Liability Amount for such Partner Guarantor.

3.5. Limitation on Additional Guarantees With Respect to Debt Secured by Collateral for Guaranteed Debt. The Partnership shall not offer the opportunity or make available to any person or entity other than a Protected Partner a guarantee of any Guaranteed Debt or other debt that is secured, directly or indirectly, by any collateral for Guaranteed Debt unless (i) such debt by its terms is subordinate in all respects to the Guaranteed Debt or, if such other guarantees are of the Guaranteed Debt itself, such guarantees by their terms must be paid in full before the lender can have recourse to the Partner Guarantors (i.e., the first dollar amount of recovery by the applicable lenders must be applied to the Guaranteed Amount); provided that the foregoing shall not apply with respect to additional guarantees of Guaranteed Debt so long as the conditions set forth in Sections 3.2(ii) and (v) would be satisfied immediately after the implementation of such additional guarantee (determined in the case of Section 3.2(ii), based upon the fair market value of the collateral for such Guaranteed Debt at the time the additional guarantee is entered into and adding the amount of such additional guarantee(s) to the sum of the applicable Guaranteed Amounts plus any other preexisting bottom dollar guarantees previously permitted pursuant to this Section 3.5 or Sections 3.2(i) and (ii) above, for purposes of making the computation provided for in Section 3.2(ii)), and (ii) and such other guarantees do not have the effect of reducing the amount of the Guaranteed Debt that is includible by any Partner Guarantor in its adjusted tax basis for its Preferred Units or OP Units pursuant to Treasury Regulation Section 1.752-2.

3.6. Process. Whenever the Partnership is required under this Article 3 to offer to one or more of the Partner Guarantors an opportunity to guarantee indebtedness or enter into a DRO obligation, the Partnership shall be considered to have satisfied its obligation if the other conditions in this Article 3 are satisfied and, not less than thirty (30) days prior to the date that such guarantee or DRO obligation would be required to be executed in order to satisfy this Article 3, the Partnership sends by first class certified mail to the last known address of each such Partner Guarantor (as reflected in the records of the Partnership) a guarantee agreement or consent to DRO obligation form to be executed and a brief letter explaining the relevant circumstances (including, as applicable, that the offer is being made pursuant to this Article 3, the circumstances giving rise to the offer, a brief summary of the terms of the indebtedness to be guaranteed (or, in the case of a DRO, the terms of the Partnership recourse debt), a brief description of the collateral for the indebtedness, a statement of the amount to be guaranteed (or DRO amount to be assumed), the address to which the executed guarantee agreement (or consent to DRO obligation form) must be sent and the date by which it must be received, and a statement to the effect that, if the Protected Partner fails to execute and return such guarantee agreement (or consent to DRO obligation form) within the time period specified, the Partner Guarantor thereafter would lose its rights under this Article 3 with respect to the amount of debt that the Partnership is required to offer to be guaranteed (or that would be subject to the DRO obligation) and depending upon the Partner Guarantor’s circumstances and other circumstances related to the Partnership, the Partner Guarantor could be required to recognize taxable gain as a result thereof, either currently or prior to the expiration of the Tax Protection Period, that otherwise would have been deferred). If a notice is properly sent in accordance with this procedure, the Partnership shall have no responsibility as a result of the failure of a Partner Guarantor either to receive such notice or to respond thereto within the specified time period.

3.7. Deficit Restoration Obligation. In the event a Protected Partner has elected to enter into a DRO, the Partnership will maintain an amount of indebtedness of the Partnership that would be considered “recourse” indebtedness equal to or greater than the sum of the “DRO Amounts” (as defined in the Partnership Agreement) of all Protected Partners (plus, the DRO Amounts, if any, of other partners in the Partnership). The deficit restoration obligation shall be presumed to cause the Protected Partner to be allocated an amount of liabilities equal to the DRO Amount of such Protected Partner for purposes of Sections 465 and 752 of the Code.

3.8. Presumption as to Schedule 3.8. A guarantee in the form of the Guarantee Agreement attached hereto as Schedule 3.8 that is (A) properly executed by the Partner Guarantor and the lender and (B) delivered to the lender shall be conclusively presumed to satisfy the conditions set forth in Section 3.2(i) and 3.2 (iii) and to have caused the Guaranteed Debt to be considered allocable to the Protected Partner who enters into such Guarantee Agreement pursuant to Treasury Regulation Section 1.752-2 so long as all of the following conditions are met with respect such Guaranteed Debt:

(i) there are no other guarantees in effect with respect to such Guaranteed Debt (other than the guarantees contemporaneously being entered into by the Partner Guarantors pursuant to this Article 3);

(ii) the collateral securing such Guaranteed Debt is not, and shall not thereafter become, collateral for any other indebtedness that is senior to or pari passu with such Guaranteed Debt;

(iii) no additional guarantees with respect to such Guaranteed Debt will be entered into during the applicable Tax Protection Period pursuant to the proviso set forth in Section 3.5;

(iv) the lender with respect to such Guaranteed Debt is not the Partnership, any subsidiary (whether or not wholly-owned) or other entity in which the Partnership owns a direct or indirect interest, the REIT, any other partner in the Partnership, or any person related to any partner in the Partnership as determined for purposes of Treasury Regulation Section 1.752-2 or any person that would be considered a “related party” as determined for purposes of Section 465 of the Code; and

(v) none of the REIT, nor any other partner in the Partnership, nor any person related to any partner in the Partnership as determined for purposes of Treasury Regulation Section 1.752-2 shall have provided, or shall thereafter provide, collateral for, or otherwise shall have entered into, or shall thereafter enter into, a relationship that would cause such person to be considered to bear the economic risk of loss with respect to such Guaranteed Debt, as determined for purposes of Treasury Regulation Section 1.752-2 or that would cause such entity to be considered “at risk” with respect to such Guaranteed Debt, as determined for purposes of Section 465 of the Code.

ARTICLE IV

REMEDIES FOR BREACH

4.1. Monetary Damages. In the event that the Partnership or a Subsidiary breaches its obligations set forth in Article 3 with respect to a Protected Partner (or Indirect Owner thereof), the Protected Partner’s (and Indirect Owner’s) sole right shall be to receive from the Partnership, and the Partnership shall pay to such Protected Partner (or Indirect Owner thereof) as damages, an amount equal to the aggregate federal, state and local income taxes incurred by the Protected Partner (or its Indirect Owners) as a result of the income or gain allocated to, or otherwise recognized by, such Protected Partner (or its Indirect Owners) by reason of such breach; plus an additional amount so that, after the payment by such Protected Partner (or Indirect Owner thereof) of all taxes on amounts received pursuant to this Section 4.1 (including any tax liability incurred as a result of such Protected Partner’s receipt of such indemnity payment), such Protected Partner (or Indirect Owner thereof) retains an amount equal to its total tax liability incurred as a result of such breach.

For purposes of computing the amount of federal, state, and local income taxes required to be paid by a Protected Partner (or an Indirect Owner thereof), (i) any deduction for state income taxes payable as a result thereof shall be treated as fully deductible for purposes of computing federal income taxes, and (ii) a Protected Partner’s (or Indirect Owner’s) tax liability shall be computed using the highest federal, state and local marginal income tax rates that would be applicable to such Protected Partner’s (or Indirect Owner’s) taxable income (taking into account the character of such income or gain) for the year with respect to which the taxes must be paid, without regard to any deductions, losses or credits that may be available to such Protected Partner (or Indirect Owner) that would reduce or offset its actual taxable income or actual tax liability if such deductions, losses or credits could be utilized by the Protected Partner (or Indirect Owner) to offset other income, gain or taxes of the Protected Partner (or Indirect Owner), either in the current year, in earlier years, or in later years.

ARTICLE V

SECTION 704(C) METHOD AND ALLOCATIONS

5.1. Application of “Traditional Method.” Notwithstanding any provision of the Partnership Agreement, the Partnership shall use the “traditional method” under Treasury Regulation Section 1.704-3(b) for purposes of making all allocations under Section 704(c) of the Code with respect to the Protected Properties (with no “curative allocation” to offset the effects of the “ceiling rule,” including upon any sale of a Protected Property).

ARTICLE VI

ALLOCATIONS OF LIABILITIES PURSUANT TO TREASURY REGULATIONS

UNDER SECTION 752

6.1. Allocation Methods to be Followed. Absent a determination to the contrary by the Internal Revenue Service or a court and subject to Section 6.2, all tax returns prepared by the Partnership with respect to the Tax Protection Period that allocate liabilities of the Partnership for purposes of Section 752 and the Treasury Regulations thereunder shall treat each Partner Guarantor as being allocated for federal income tax purposes an amount of recourse debt (in addition to any nonrecourse debt otherwise allocable to such Partner Guarantor in accordance with the Partnership Agreement and Treasury Regulation Section 1.752-3 and any other recourse liabilities allocable to such Partner Guarantor by reason of guarantees of indebtedness entered into pursuant to other agreements with the Partnership) pursuant to Treasury Regulation Section 1.752-2 equal to the sum of such Partner Guarantor’s Minimum Liability Amount, as set forth on Schedule 3.1 hereto and as may be reduced pursuant to the terms of this Agreement, and the Partnership and the REIT shall not, during or with respect to the Tax Protection

Period, take any contrary or inconsistent position in any federal, state or local income tax returns (including, without limitation, information returns, such as Schedules K-1, provided to partners in the Partnership and returns of subsidiaries of the Partnership).

6.2. Exception to Required Allocation Method. Notwithstanding the provisions of this Agreement, the Partnership shall not be required to make allocations of Guaranteed Debt or other recourse debt of the Partnership to the Protected Partners as set forth in this Agreement if and to the extent that the Partnership is provided an opinion of a law firm recognized as expert in such matters or a nationally recognized public accounting firm to the effect that there is not “substantial authority” (within the meaning of Section 6662(d)(2)(B)(i) of the Code) for such allocations, or there has been a judicial determination in a proceeding to which the Partnership is a party and as to which the Protected Partners (or Indirect Owners) have been allowed to participate as and to the extent contemplated in Article 7 to the effect that such allocations are not correct. In no event shall this Section 6.2 be construed to relieve the Partnership from any liability arising from a failure by the Partnership to comply with one or more of the provisions of Article 3 of this Agreement.

6.3. No Representation With Regard to Tax Treatment. The REIT and the Partnership make no representation to any Protected Partner or Partner Guarantors regarding the tax consequences to such partners of the Transaction or any other transactions contemplated herein including whether becoming a Partner Guarantor or entering into a DRO shall be respected for federal income tax purposes as causing such partner to be considered to “bear the economic risk of loss” with respect to indebtedness for purposes of Section 752 or Section 465 of the Code.

ARTICLE VII

TAX PROCEEDINGS

7.1. Notice of Tax Audits. If any claim, demand, assessment (including a notice of proposed assessment) or other assertion is made with respect to Taxes against the Protected Partners (or Indirect Owners) or the Partnership the calculation of which involves a matter covered in this Agreement or the tax treatment of the Transaction (a “Tax Claim”), or if the REIT or the Partnership receives any notice from any jurisdiction with respect to any current or future audit, examination, investigation or other proceeding (“Proceeding”) involving the Protected Partners (or Indirect Owners) or the Partnership or that otherwise could involve a matter covered in this Agreement and could directly or indirectly affect the Protected Partners (or Indirect Owners) (adversely or otherwise), then the REIT or the Partnership, as applicable, shall promptly notify the Protected Partners of such Tax Claim or Proceeding, but in no event later than 20 business days after receipt of such notice.

7.2. Control of Tax Proceedings. The REIT, as the general partner of the Partnership shall have the right to control the defense, settlement or compromise of any Proceeding or Tax Claim; provided, however, that the Partnership shall keep the Protected Partners (and Indirect Owners) duly informed of the progress thereof to the extent that such Proceeding or Tax Claim could directly or indirectly affect (adversely or otherwise) the Protected Partners (or Indirect Owners) and that the Protected Partners (or Indirect owners) shall have the right to review and comment on any and all submissions made to the Internal Revenue Service, a court, or other governmental body with respect to such Tax Claim or Proceeding and that the Partnership will consider such comments in good faith.

ARTICLE VIII

AMENDMENT OF THIS AGREEMENT; WAIVER OF CERTAIN PROVISIONS;

APPROVAL OF CERTAIN TRANSACTIONS

8.1. Amendment. This Agreement may not be amended, directly or indirectly (including by reason of a merger between the Partnership and another entity) except by a written instrument signed by both the REIT, as general partner of the Partnership, and each of the Protected Partners.

8.2. Waiver. Notwithstanding the foregoing, upon written request by the Partnership, each Protected Partner (or Indirect Owner), in its sole discretion, may waive the payment of any damages that is otherwise payable to such Protected Partner (or Indirect Owner) pursuant to Article 4 hereof. Such a waiver shall be effective only if obtained in writing from the affected Protected Partner (or Indirect Owner).

ARTICLE IX

MISCELLANEOUS

9.1. Additional Actions and Documents. Each of the parties hereto hereby agrees to take or cause to be taken such further actions, to execute, deliver, and file or cause to be executed, delivered and filed such further documents, and will obtain such consents, as may be necessary or as may be reasonably requested in order to fully effectuate the purposes, terms and conditions of this Agreement.

9.2. Assignment. No party hereto shall assign its or his rights or obligations under this Agreement, in whole or in part, except by operation of law, without the prior written consent of the other parties hereto, and any such assignment contrary to the terms hereof shall be null and void and of no force and effect.

9.3. Successors and Assigns. This Agreement shall be binding upon and shall inure to the benefit of the Protected Partners, the Indirect Owners. This Agreement shall be binding upon the REIT, the Partnership and any entity that is a direct or indirect successor, whether by merger, transfer, spin-off or otherwise, to all or substantially all of the assets of either the REIT or the Partnership (or any prior successor thereto as set forth in the preceding portion of this sentence), provided, that none of the foregoing shall result in the release of liability of the REIT and the Partnership hereunder. The REIT and the Partnership covenant with and for the benefit of the Protected Partners (and Indirect Owners thereof) not to undertake (directly or indirectly) any transfer of all or substantially all of the assets of either entity (whether by merger, spin-off, transfer, including a transfer by a Subsidiary, or otherwise) unless the transferee has in writing acknowledged and agreed to be bound by this Agreement, provided, that the foregoing shall not be deemed to permit any transaction otherwise prohibited by this Agreement.

9.4. Captions. The Article and Section headings contained in this Agreement are inserted for convenience of reference only, shall not be deemed to be a part of this Agreement for any purpose, and shall not in any way define or affect the meaning, construction or scope of any of the provisions hereof.

9.5. Notices. All notices and other communications given or made pursuant hereto shall be in writing and shall be deemed to have been duly given or made as of the date delivered, mailed or transmitted, and shall be effective upon receipt, if delivered personally, mailed by registered or certified mail (postage prepaid, return receipt requested) to the parties at the following addresses (or at such other address for a party as shall be specified by like changes of address) or sent by electronic transmission to the telecopier number specified below:

(i)	if to the Partnership, or the REIT, to:

DLC Realty, L.P.

c/o DLC Realty Trust Inc.

580 White Plains Road

Tarrytown, NY 10591

Attention: Bill Comeau

Facsimile: 914-206-4021

Telephone: 914-304-5655

E-mail: bcomeau@dlcmgmt.com

(ii)	if to a Protected Partner, to the address on file with the Partnership.

Each party may designate by notice in writing a new address to which any notice, demand, request or communication may thereafter be so given, served or sent. Each notice, demand, request, or communication which shall be hand delivered, sent, mailed, or faxed in the manner described above, shall be deemed sufficiently given, served, sent, received or delivered for all purposes at such time as it is delivered to the addressee (with the return receipt, the delivery receipt, or (with respect to a facsimile) the answerback being deemed conclusive, but not exclusive, evidence of such delivery) or at such time as delivery is refused by the addressee upon presentation.

9.6. Counterparts. This Agreement may be executed in two or more counterparts, all of which shall be considered one and the same agreement and each of which shall be deemed an original.

9.7. Governing Law. The interpretation and construction of this Agreement, and all matters relating thereto, shall be governed by the laws of the State of Delaware, without regard to the choice of law provisions thereof.

9.8. Consent to Jurisdiction; Enforceability.

(i) This Agreement and the duties and obligations of the parties hereunder shall be enforceable against any of the parties in the courts of the State of Delaware. For such purpose, each party hereto hereby irrevocably submits to the nonexclusive jurisdiction of such courts and agrees that all claims in respect of this Agreement may be heard and determined in any of such courts.

(ii) Each party hereto hereby irrevocably agrees that a final judgment of any of the courts specified above in any action or proceeding relating to this Agreement shall be conclusive and may be enforced in other jurisdictions by suit on the judgment or in any other manner provided by law.

9.9. Severability. If any part of any provision of this Agreement shall be invalid or unenforceable in any respect, such part shall be ineffective to the extent of such invalidity or unenforceability only, without in any way affecting the remaining parts of such provision or the remaining provisions of this Agreement.

9.10. Costs of Disputes. Except as otherwise expressly set forth in this Agreement, the nonprevailing party in any dispute arising hereunder shall bear and pay the costs and expenses (including, without limitation, reasonable attorneys’ fees and expenses) incurred by the prevailing party or parties in connection with resolving such dispute.

IN WITNESS WHEREOF, the REIT, the Partnership, and the Protected Partners have caused this Agreement to be signed by their respective officers (or general partners) thereunto duly authorized all as of the date first written above.

DLC REALTY TRUST INC., a Maryland corporation

By:
Name:
Title:

DLC REALTY, L.P., a Delaware limited partnership

By:	DLC REALTY TRUST INC.,
its sole General Partner

By:
Name:
Title:

Schedule 2.1

List of Protected Partners

Schedule 3.1

Minimum Liability Amount

Protected Partner	Minimum Liability Amount

Schedule 3.2

Guaranteed Debt

Partner Guarantor	Guaranteed Debt